

August 26, 2010

Mr. Steven G. Rolls
Furniture Brands International, Inc.
1 North Brentwood Blvd.
St. Louis, Missouri 63105

> **Re:** **Furniture Brands International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 2, 2010**
> **File No. 1-91**

Dear Mr. Rolls:

We have reviewed your response letter dated August 13, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Critical Accounting Policies, page 28
Intangible Assets, page 29

1. We note your response to our prior comment two. Please revise future filings to further explain the key underlying factors that led to material changes in the discount rate used in your impairment analysis.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments

Sincerely,

John Cash
Accounting Branch Chief